August 15, 2013

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

RE:	Gold Resource Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-34857

Dear Ms. Jenkins:

We are responding to the letter dated July 11, 2013 received by Gold Resource Corporation (“we” or the “Company”) from the staff of the Securities and Exchange Commission containing additional comments from our letter response dated June 25, 2013 to the staff’s review of our Form 10-K for the year ended December 31, 2012.

We set forth below the complete text of the comments, immediately followed by our response.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Total Cash Cost per Gold Equivalent Ounce, page 35

1.	We note you present the non-GAAP measures of total cash cost per gold equivalent ounce of $419 and $269 for fiscal years ending 2012 and 2011, respectively, both computed by deducting by-product copper, lead and zinc sales (the “non-GAAP measures”). In calculating these non-GAAP measures, we believe the reduction for by-product revenues is not appropriate because it materially distorts your actual production costs. We can appreciate your desire to convey the notion that by-product revenues offset your costs; however, you should consider describing that in a manner so as to avoid presenting the non-GAAP measures. We believe the significance of by-product revenues can be described textually in a manner that investors can understand without presenting the non-GAAP measures. Please amend your filing as appropriate.

Tia L. Jenkins

August 15, 2013

Response to Comment No. 1:

We believe that our presentation of by-product credits as a deduction from production costs for purposes of calculating our non-GAAP cash cost measure is the predominate method used by precious metal producers that also produce by-products. We calculate cash costs in accordance with the standard established by the Gold Institute, for many years considered the benchmark for this important industry metric, and we believe a majority of other participants in the mining industry do as well. Disclosure of this information allows users of our filings, as well as other industry participants, to compare cash costs, after by-product credits, with cash costs of other precious metal producers who also report cash costs after by-product credits. Since most gold mining industry participants rely on the Gold Institute standard for calculating these cash costs, it is presented consistently across the industry. This calculation is an accepted and established industry standard. It is also noteworthy that when the World Gold Council recently released its guidelines for calculating “all-in sustaining” and “all-in” cash costs, it also provided for the deduction of by-product credits.

We do not believe that this disclosure is misleading, since the reconciliation presented in our filings allows the user to identify and deduct, if desired, the by-product credit and to calculate a different cost basis, should they desire. However, we believe that it is appropriate to present the calculation in accordance with the Gold Institute standard.

We believe that by changing this non-GAAP measure, we would be at a competitive disadvantage vis’ a vis other producers when readers compare our cash costs to those which report cash costs after by-product credits. Our calculation of cash costs would be different from and inconsistent with other filers and industry participants that continue to use the Gold Institute standard. This potential is magnified by the fact that many, if not most, industry participants are located outside the United States and would therefore continue to use the Gold Institute standard. We therefore believe that if the staff intends to disallow by-product credits as a reduction from production costs in non-GAAP cash cost disclosures, it should be addressed at the industry level and applied to all participants consistently, and not on a case-by-case basis. We therefore respectfully request that the staff withdraw this comment until such time that this issue is addressed at the industry level. If the Commission or the staff wishes to solicit input from the industry in an effort to perfect the reporting of this important non-GAAP measure, we would be happy to participate in that discussion.

Tia L. Jenkins

August 15, 2013

Item 8. Financial Statements and Supplementary Data, page 41

2.	We note your response to comment two of our letter dated May 2, 2013. Since you have not yet demonstrated the existence of proven and probable reserves, as defined by Industry Guide 7, you continue to be in the exploration stage and thus are an exploration stage company. We continue to believe your current presentation of sales of metals concentrate as revenue with corresponding mine cost of sales and mine gross profit depicts your exploration stage operations as being in the production stage. Although inventory is recorded on your balance sheet, you are not capitalizing any other costs but instead expensing them as incurred. Therefore, your mine cost of sales is not capturing depreciation, depletion or any other costs relate to the sale of inventory. Please amend your Form 10-K to make the following revisions:

•	Revise your consolidated statement of operations to report all income and costs related to your exploration activities as Other Income, net in the operating expense section.

•

Include footnote disclosure to quantify and describe the items comprising Other Income, net, along with a clear discussion of what is and is not included in the cost of sales component of this line item.

•	Please provide us with draft changes to your financial statements in your response letter.

Response to Comment No. 2:

We have reviewed ASC 915, ASC 225 and Regulation S-X, Item 5-03(b) and believe that the disclosures recommended by the staff would be a departure from generally accepted accounting principles and applicable SEC guidelines. ASC 915.205 states in relevant part that “financial statements issued by a development stage entity shall present financial position, results of operations, and cash flows in conformity with generally accepted accounting principles that apply to established operating entities and shall include the following information….” (emphasis added) ASC 225.10 states in relevant part that “the amount of revenues (sales) and expenses for the period shall be presented separately on the face of the income statement”, and that an income statement format that reflects the following can be used, “a multiple-step format wherein different levels of income are provided, such as gross profit…”, and that “revenues are earned from delivering or producing goods…that constitute an entity’s ongoing major or central operations”, and that “costs and expenses may be classified and disclosed by function (cost of sales, selling expenses, general and administrative expenses)…”.

We realize that our inventory and mine cost of sales do not capture depreciation and depletion on our mine development and construction related activities since these costs are expensed as incurred. However, we understand that this result is inevitable in view of Industry Guide 7 for entities that have not exited the exploration stage and have previously received guidance from the staff that this treatment is appropriate. [Please see

Tia L. Jenkins

August 15, 2013

Memorandum to the staff delivered April 2, 2008, attached to this correspondence as Annex A. ] In the interest of more robost disclosure, we would consider adding a footnote to our financial statements that explains that our inventory is not “fully loaded.”

By way of background, the Company made a decision in 2008 to commence construction of the mill and place the El Aguila mine in production without the benefit of a feasibility study and resulting reserve report that was compliant with Industry Guide 7. This decision was made in what management believed was the best interests of the shareholders, to spend the time and money on construction and development rather than the feasibility study. In retrospect, this decision was sound, as the Company has generated in excess of $300 million in revenue since that time.

Assuming, for the sake of discussion, that we were to establish reserves in accordance with Industry Guide 7, we would begin to capitalize mine development and construction related activities and capture the related depreciation and depletion in inventory and cost of sales at the point in time when we establish reserves. However, our inventory and cost of sales would still not reflect any depreciation and depletion on our mine development and construction costs that were incurred prior to establishing reserves. Therefore, in the years following the point in time when we establish reserves, our financial statements would still not be comparable to mining companies that had reserves and capitalized mine development and construction costs.

We continue to believe that our reporting of sales, cost of sales and gross profit is consistent with generally accepted accounting principles and SEC guidelines. We believe we have provided additional information that supports this conclusion and respectfully request that the staff reconsider this comment.

3.	We note your response to comment 3 of our letter dated May 2, 2013 in which you propose to include a cautionary statement regarding your lack of reserves and provided definitions of terms that you propose to use in your filing. We re-issue comment 3. Companies without reserves are in the exploration stage and may not use terminology that states or implies they are in the development or production stages, despite common usage in the mining industry by companies with proven and/or probable reserves. The definitions you propose are still easily confused with these terms and are not acceptable. For example, the term commercial production can be defined as a percentage of your concentrators’ nameplate capacity without implying production. We also note your cautionary statement does not address the duration profitable mining activities are expected to continue at your mine site, which is an issue reserves estimates commonly address.

Tia L. Jenkins

August 15, 2013

Response to Comment No. 3:

In response to this comment, we propose to revise the cautionary note and include it in our future Form 10-Q and Form 10-K filings, both at the beginning of the Forms and at the beginning of management’s discussion and analysis. The revised note would address the staff’s concern that the original note did not address the duration that profitable mining activities would be expected to continue at the mine site. In addition, all references to the term “commercial production” and “development” would be removed from our future filings and we propose to substitute “mine construction” or “construction” for development.

We propose to revise the cautionary note to read in its entirety as follows:

CAUTIONARY NOTE REGARDING EXPLORATION STAGE STATUS AND USE OF CERTAIN MINING TERMS

We are considered an “exploration stage” company under the Securities and Exchange Commission (“SEC”) Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations (“Guide 7”), because we do not have reserves as defined under Guide 7. Reserves are defined in Guide 7 as that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination. The establishment of reserves under Guide 7 requires, among other things, certain spacing of exploratory drill holes to establish the required continuity of mineralization and the completion of a detailed cost or feasibility study. Since we have no reserves as defined in Guide 7, we have not exited the exploration stage and continue to report our financial information as an exploration stage entity as required under relevant accounting principles.

Since we have no reserves, we have and will continue to expense all mine development, mill and other mine facility construction costs, even though these expenditures are expected to have a future economic benefit in excess of one year. We also expense our asset retirement obligations. Companies that have reserves and have exited the exploration stage typically capitalize these costs, and subsequently depreciate or amortize them on a units-of-production basis as reserves are mined, with the resulting depreciation and depletion allocated to inventory, and then to cost of sales as the inventory is sold. As a result of these and other differences, our financial statements will not be comparable to the financial statements of mining companies that have established reserves and have exited the exploration stage.

We use certain terms in this report such as “production,” “mining or processing activities”, and “construction”. Production represents the estimated quantities of concentrates (tonnage and grade) delivered to stockpiles at our mine or shipped to our customer, which may result in disclosure of contained/payable metals and related metal sales. Mining or processing activities represents the process of extracting mineralized material from the earth and treating that material in our mill, yielding concentrates containing metals. Mine construction represents work carried out to access areas in the mine containing mineralized material, which principally includes crosscutting, drifting,

Tia L. Jenkins

August 15, 2013

ramp constructions, ventilation shafts and ancillary activities. We use these terms in our report since we believe they are necessary and helpful for the reader to understand our business and operations. However, we caution you that we do not have reserves and therefore have not exited the exploration stage as defined in Guide 7, and our use of the terminology described above is not intended to indicate that we have established reserves or have exited the exploration stage for purposes of Guide 7. Furthermore, since we do not have reserves, we cannot provide any indication or assurance as to how long we will likely continue mining activities at our mine site or whether such activities will be profitable.

We also propose to revise certain definitions that we suggested in our prior response to read as follows:

Production: The estimated quantities of concentrates (Tonnage/Grade) delivered to stockpiles or shipped to customers, which may result in disclosure of contained/payable metals and related metal sales.

Mining/Processing Activities: The process of extracting mineralized materials from the earth and treating that material in the mill/concentrator, yielding concentrates containing metals.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 50

Revenue Recognition , page 52

4.	We note in your response to comment six of our letter dated June 6, 2013 that payable metal deductions represent the portion of concentrate that is unrecoverable as a result of the smelting process. Please advise us of the following:

•

Confirm to us that the entire payable metal deductions levied by the buyer of your concentrates in fiscal 2011 and 2012 represent unrecoverable metals contained in concentrates and, if so, confirm to us that you will clearly disclose this fact in future filings.

•

Confirm to us that your current presentation of sales of metal concentrates are recorded net of payable metal deductions and, if so, confirm to us that you will revise your revenue recognition disclosure in future filings to clearly state that your revenue is net of the payable metal deductions which represents unrecoverable metals contained in concentrates.

Response to Comment No. 4:

We confirm that the entire payable metal deduction levied by the buyer of our concentrates represents an estimate of unrecoverable metals contained in our concentrates that we have negotiated with the buyer of our concentrates. The buyer may

Tia L. Jenkins

August 15, 2013

blend our concentrates with concentrates it purchases from other sellers, or may process our concentrates through different smelters using different processing technology. These factors, along with variations in the metallurgical content of the concentrates due to different grades, penalty elements, etc., could result in a higher or lower amount of metal that is ultimately recovered by the buyer from the smelting process. However, the payable metal deduction in our sale contracts represents both the buyer and seller’s best estimate of unrecoverable metals contained in our concentrates.

We confirm that our current presentation of sales of metal concentrates are recorded net of payable metal deductions, and we confirm that we will revise our revenue recognition disclosure in future filings to clearly state that revenue is net of payable metal deductions, which represents unrecoverable metals contained in concentrates.

In addition to the foregoing responses, the Company also hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate confirmation from the staff that the foregoing responses are adequate, and if not, we would welcome further discussions with the staff.

We look forward to hearing from you.

Sincerely,

/s/ William W. Reid

William W. Reid

Chief Executive Officer

cc:	David Babiarz, Esq.
Wesley Stark, CPA
Sheri Pearce, CPA

1700 BROADWAY SUITE 2100 DENVER, COLORADO 80290-2101 303.861.8013 PHONE 303.832.3804 FAX www.duffordbrown.com

FACSIMILE TRANSMITTAL SHEET

                      URGENT                      PLEASE REPLY                      FYI                      HARD COPY TO FOLLOW

DATE:	APRIL 2, 2008

To:	CARL HILLER (SEC)	FAX NO.:	202-772-9368

SENDER:	DAVID J. BABIARZ

RE:	GOLD RESOURCE CORPORATION

YOU SHOULD RECEIVE 3 PAGE(S), INCLUDING THIS COVER SHEET. IF YOU DO NOT RECEIVE ALL THE PAGES, PLEASE CALL NANETTE QUARNBERG AT 303-861-8013.

Message:

Pursuant to our telephone conversation, attached is summary of the issues which I mentioned. In order to discuss this memo further, we would like to schedule a conference call on Thursday, April 3, 2008 at 4:00 p.m. Washington time, 2:00 p.m. Denver time. If that time works for you, please call our telephone conferencing service no.: 1-866-411-0514 and enter the pass code: 3038376320. If this date and time does not work for you, please contact me with an alternate time, possibly on Friday, April 4, 2008. The other telephone conference attendees will be the Chief Financial Officer and a representative from GRC’s Independent Accounting firm.

Please feel free to call me on Thursday at 303-861-8013 to confirm your ability to attend the telephone conference and with any questions you may have.

Sincerely

Dave Babiarz

DJB/nmq

cc:	Monty Jennings (w/attachment)
Edward Schenkein (w/attachment)

Client: 05884
Matter: 0001

The information in this facsimile is CONFIDENTIAL AND LEGALLY PRIVILEGED, and is intended only for the use of the intended recipient, or an employee or agent responsible for delivery to that recipient, you are hereby notified that if you have received this transmission in error and that any disclosure, copying, or other use of this transmission and the information contained therein is expressly prohibited. Please immediately notify us by telephone, and destroy or return the original message to us at the above address via the U.S. postal service. Thank you.

ACCOUNTING FOR DEVELOPMENT COSTS IN THE MINING INDUSTRY

Background

The issuer (Gold Resource Corporation or “GRC”) is engaged in exploration and development activities pertaining to the mining industry. It owns properties in Mexico, in the southern State of Oaxaca. In accordance with existing literature, including Financial Reporting Interpretations and Guidance published by the Division of Corporate Finance on March 31, 2001, all exploration costs incurred by GRC to date have been expensed as incurred.

Based on limited drilling to date, GRC has determined that certain of its properties contain mineralized material sufficient to commence production but not sufficiently defined to identify or establish any Proven or Probable Reserves. GRC has decided to proceed with the development of its mineral property and wishes to clarify the accounting requirements for development costs under such conditions.

GRC has a small, high-grade property where most mineralized material will be from an underground mine. The issuer’s drill spacing, limited number of drill holes and lack of third party feasibility study would not support establishment of continuity required or commercial viability required by SEC definitions of Proven and Probable Reserves contained in Industry Guide 7. Management believes that underground mines are notoriously difficult to establish Proven and Probable Reserves, even under the best of conditions.

Development Costs

GRC has commenced development of the property with a view to starting production in late 2008 even though it does not have Proven or Probable Reserves. Mine Development Costs are typically capitalized and amortized using the units of production method. However, accounting literature assumes that mine development costs are incurred after Proven or Probable Reserves are identified. GRC believes that it will incur significant development costs before it can establish Proven or Probable Reserves, if ever.

Development of the property will entail several different activities, including:

(1)	Removal of overburden from a one year open pit mine site;

(2)	Driving decline and providing access to the underground mine site;

(3)	Construction of access roads and utility infrastructure;

(4)	Purchase and installation of processing equipment at the mill site;

(5)	Purchase of land and construction of housing facilities at the mine site for mine workers; and

(6)	Purchase of rolling stock and other assets that are deemed to have alternative uses.

The acquisition of rolling stock and other tangible assets deemed to have alternative uses will be capitalized as long-lived assets and depreciated over the estimated useful life. GRC performs a periodic assessment for impairment of its long-lived assets.

GRC proposes to expense substantially all Development Costs (excepting expenditures under item (6) above) as incurred until it has established Proven or Probable Reserves. Development costs will be reported as a line item (or items) in the operating cost section of the Statement of Operations. However, if GRC begins producing revenue, development costs will have already been expensed and revenue will not be matched with expenses. GRC wishes to clarify whether the staff will object to the intended accounting treatment of Development Costs in this manner.

Recapture

GRC is aware of discussions among accounting professionals about the possible recapture of previously expensed mine development costs whereby a company would retroactively capitalize historical expenses after it identifies Proven or Probable Reserves. However, this does not seem to be a widespread practice. GRC wishes to clarify whether there are any conditions under which it is appropriate to retroactively capitalize development costs (recapture) after Proven or Probable Reserves are established. If so, what guidelines should GRC use to determine which previously expensed costs are to be recaptured?

Production Costs

GRC may enter the production stage before it will be able to identify Proven or Probable Reserves. Production costs will be expensed as incurred. Under such a scenario, and assuming the accounting treatment set forth above, GRC would not report any amortization expense using the units of production method as there would be no capitalized costs subject to amortization. In view of the goal of matching revenue and expenses, is this the appropriate accounting treatment?